Exhibit 99.1

DISSOLUTION NOTICE TO ALL SHAREHOLDERS

Dear Elevate.Money REIT I, Inc. Shareholder,

Following is an update regarding Elevate.Money REIT I, Inc. (“REIT I”).

REIT I originally focused on investing in the single-tenant, net-lease (“STNL”) real estate space. The STNL asset class is typically priced in relation to interest rates (inverse relationship), and rising rates have negatively affected STNL property values. Public REITs in the STNL space, for example, fell more than 15% in value during 2022 and 2023. Given these market headwinds, REIT I decided to stop selling shares during 4Q23. STNL public REIT share prices have bounced up a bit since July 2024, given the Fed’s recent interest rate cut, but REIT I still faces significant challenges.

In early 2024, one of REIT I’s tenants, Family Dollar, announced that it would be closing a certain percentage of its poorer performing stores during the first half of 2024. While closing an operating Family Dollar would not alleviate Family Dollar’s rent-paying responsibilities, a closed Family Dollar would be worth less in the commercial property sales environment than an operating store.

It is now the second half of 2024, and REIT I’s Family Dollar remains open and operating.

It would be expensive and time-consuming to “re-start” REIT I. This would include filing a new Offering Statement with the SEC, re-commencing marketing efforts, and incurring significant legal, accounting and other service provider expenses. Also, there are fixed costs (SEC filings, audit) to keep REIT I intact, which are significant in the context of REIT I’s size.

Given the foregoing, a majority of Shareholders have voted in approval of the REIT I’s Board of Directors proposal to sell REIT I’s properties in the open market, and then liquidate and dissolve REIT I, in accordance with the Plan of Dissolution attached below. This would involve selling REIT I’s properties, paying off the mortgages and other bills, and distributing the remaining proceeds to the shareholders. We believe this would be a +/- six-month process.

Sriji Financial Services, LLC (“Sriji Financial”) has been engaged to coordinate the sale of REIT I’s properties and the dissolution process. Sriji Financial is owned and operated by Shital Patel, REIT I’s Chief Executive Officer and Chief Financial Officer, and has previously been engaged as a consultant to our Advisor, Elevate.Money, Inc. Sriji Financial will be paid hourly, at rates determined by the services provided, for these purposes, and will receive a potential payment of up to $75,000 in additional fees depending on certain success metrics. Ms. Patel is not receiving any other compensation from REIT I in connection with her service as an officer of REIT I.

REIT I’s Advisor, Elevate.Money, Inc., will not receive any fees as a result of the liquidation or dissolution process and will cease earning its REIT management fees effective November 1, 2024. REIT I currently owes Elevate.Money, Inc. reimbursement with respect to previously paid expenses in an aggregate amount of approximately $200,011, which will be paid by REIT I through the liquidation process, subject to $75,000 of such reimbursement being contingent upon certain success metrics.

Lalutosh Real Estate, LLC (“LRE”), which was previously engaged by REIT I to provide real estate services in connection with the acquisition, management, financing and disposition of our real properties, will not participate in the liquidation or dissolution process, and has waived all fees that it may otherwise be due as a result of the sale of REIT I’s real estate properties. Any asset management fees payable to LRE will also terminate effective November 1, 2024.

At this time it is difficult for us to evaluate what payments would be made to shareholders through the liquidation process. While no other payments to Sriji Financial, Ms. Patel, Elevate.Money, Inc. or LRE are anticipated at this time, this may change depending on the needs that arise in the liquidation and dissolution process.

Once REIT I has successfully liquidated its assets, we may be asking shareholders to verify their ownership of shares and provide information with respect to where to send payments. Please keep an eye out for these additional requests.

Thank you,

Elevate.Money REIT I, Inc.